SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                       CNL AMERICAN PROPERTIES FUND, INC.
                            (Name of Subject Company)

          SUTTER HOLDING COMPANY, INC.; SUTTER OPPORTUNITY FUND 2, LLC;
 SUTTER ACQUISITION FUND, LLC; ROBERT DIXON; AND SUTTER CAPITAL MANAGEMENT, LLC
                                    (Bidders)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
    Robert Dixon                                Paul J. Derenthal, Esq.
    Sutter Capital Management, LLC              Derenthal & Dannhauser
    150 Post Street, Suite 405,                 One Post Street, Suite 575
    San Francisco, California 94108             San Francisco, California  94104
    (415) 788-1444                              (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                   Amount of
         Valuation*                                    Filing Fee

         $15,750,000                                   $1,449

* For purposes of calculating the filing fee only. Assumes the purchase of 2,250,000 Shares at a purchase price equal to $7.00 per Share in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $1,352.40
         Form or Registration Number: Schedule TO
         Filing Party:  Above Bidders
         Date Filed: September 23, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         The Schedule TO filed by SUTTER HOLDING COMPANY, INC.; SUTTER OPPORTUNITY FUND 2, LLC; and SUTTER ACQUISITION FUND, LLC on September 23, 2002 is hereby amended as set forth below. Except as amended hereby, all of the terms of the Offer and all disclosure set forth in the Schedule previously filed remain unchanged.

         This Tender Offer Statement on Schedule TO relates to the offer by SUTTER HOLDING COMPANY, INC., SUTTER OPPORTUNITY FUND 2, LLC, and SUTTER ACQUISITION FUND, LLC to purchase up to 2,250,000 Shares of the Common Stock, Par Value $.01 of CNL AMERICAN PROPERTIES FUND, INC., a Maryland corporation. ROBERT DIXON; and SUTTER CAPITAL MANAGEMENT, LLC have been included as bidders in this Schedule TO because Mr. Dixon is a control person of each of the Purchasers and Sutter Capital Management, LLC is a control person of Sutter Opportunity Fund 2, LLC. They will not otherwise participate in the funding of the Offer or in the acquisition of Shares.

         All tenders of Shares pursuant to the Offer are irrevocable, provided that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time on or after November 22, 2002.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 7, 2002

SUTTER HOLDING COMPANY, INC.

By:      /s/ ROBERT DIXON
         --------------------------
         Robert Dixon,
         Co-Chief Executive Officer


SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  --------------------------
                  Robert Dixon, Manager


SUTTER ACQUISITION FUND, LLC,

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  --------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC,

         By:      /s/ ROBERT DIXON
                  --------------------------
                  Robert Dixon, Manager

/s/ ROBERT DIXON
--------------------------
Robert Dixon























                                        2